EXHIBIT 99.7

FINAL FORM

ESCROW AGREEMENT

BETWEEN

6707157 CANADA INC.

AND

LORUS THERAPEUTICS INC.

AND

EQUITY TRANSFER & TRUST COMPANY

MADE AS OF

July 10, 2007

McCarthy Tétrault LLP

ESCROW AGREEMENT

THIS AGREEMENT is made as of July 10, 2007

BETWEEN

6707157 CANADA INC., a corporation incorporated under the laws of Canada (the “Purchaser”)

-  and  -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada (“New Lorus” and, together with the Purchaser, the “Parties”)

-  and  -

EQUITY TRANSFER & TRUST COMPANY, a trust company governed under the Trust and Loan Companies Act (Canada) (“Escrow Agent”).

WHEREAS pursuant to the terms of the share purchase agreement (the “Purchase Agreement”) dated as of the date hereof between the Purchaser and New Lorus (as the same may be amended or modified from time to time in accordance with its terms), the Parties have agreed to enter into this Agreement with respect to a portion of the Purchase Price equal to Cdn. $600,000 (the “Escrow Amount”) as security for and a partial, but not exclusive, source of satisfaction of Lorus’s indemnification obligations under the Purchase Agreement;

AND WHEREAS the Parties desire to more specifically set forth their rights and obligations with respect to the Escrow Amount and the release and distribution thereof;

AND WHEREAS the execution and delivery of this Agreement is a condition to the obligations of the Parties to complete the transactions contemplated under the Purchase Agreement;

AND WHEREAS unless otherwise defined herein or the context clearly indicates to the contrary, capitalized terms used in this Agreement (including the recitals hereto) will have the meanings given to them in the Purchase Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties and the Escrow Agent agree as follows:

1.      Establishment of Escrow Account.

(a)           Simultaneously with or promptly following the execution and delivery of this Agreement by each of the Parties, New Lorus irrevocably authorizes and directs the Purchaser to withhold from the Purchase Price an amount equal to the Escrow Amount and deposit or cause to be deposited with the Escrow Agent the Escrow Amount to be held in escrow by the Escrow Agent, such deposit to be made by the wire transfer of immediately available funds to an account specified by the Escrow Agent.  The Escrow Agent agrees to accept the Escrow Amount and to establish and maintain a separate account (the “Escrow Account”) in its capacity as escrow agent pursuant to the terms of this Agreement.

(b)           Each of the Parties will execute and deliver to the Escrow Agent the applicable certificate of incumbency in the form attached hereto as Schedule A and Schedule B, respectively, for the purpose of establishing the identity of the representatives of the each Party entitled to issue instructions or directions to the Escrow Agent on behalf of each Party.  In the event of any change in the identity of such representatives, a new certificate of incumbency will be executed and delivered to the Escrow Agent by the appropriate Party.  Until such time as the Escrow Agent receives a new certificate of incumbency, the Escrow Agent will be fully protected in relying without further inquiry on the then current certificate of incumbency on file with the Escrow Agent.

(c)           Each of the Parties will furnish to the Escrow Agent appropriate Canada Revenue Agency forms for tax identification number certification.

2.      Interest-Bearing Account.  Pending the release and distribution in accordance with the terms of this Agreement and subject to Section 4(h) hereof, all collected and available funds held by the Escrow Agent pursuant to this Agreement will be deposited in an interest-bearing account or as otherwise indicated in a written direction delivered to the Escrow Agent and executed by an authorized representative of each Party (a “Joint Direction”), any such Joint Direction, unless received by the Escrow Agent by 9:00 a.m. (Toronto time) on a Business Day, will be deemed received by the Escrow Agent on the next following Business Day. All interest earned will be retained in the Escrow Account and reinvested from time to time in accordance with this provision.  Interest earned on the Escrow Amount will be for the benefit of and allocated to New Lorus. The Parties hereto will not hold the Escrow Agent liable for any investment related loss including any loss resulting from the sale of an investment prior to its maturity date.  Unless invested, funds in the Escrow Account will earn interest at the annual rate of the prime rate offered by the bank at which the Escrow Deposit is being held, less 4%.

3.      Release of Escrow Account.  The Escrow Amount will be released and distributed only as follows:

(a)           Indemnification Claims.  The Purchaser will notify the Escrow Agent and New Lorus in writing of any claim for indemnification by a Purchaser Indemnified Party pursuant to the Purchase Agreement specifying the nature of, the specific basis for and the amount of such claim, the method used for the delivery of such notice and the date on which such notice will be deemed effectively given to the Escrow Agent (as determined pursuant to Section 8 hereof) (a “Claim Notice”).  If the Escrow Agent does not receive a Dispute Notice (as defined below) prior to 5:00 p.m. (Toronto time) on the date that is 15 Business Days following the date on which a particular Claim Notice was received (or deemed to have been received) by the Escrow Agent (as determined pursuant to Section 8 hereof) (the “Dispute Deadline”), the Escrow Agent will forthwith release from the Escrow Account and distribute or cause to be distributed to the Purchaser that portion of the Escrow Account as specified in the applicable Claim Notice.  If a Dispute Notice is received by the Escrow Agent prior to the Dispute Deadline, such claim will be resolved pursuant to Section 3(b) hereof.

(b)           Disputes and Unresolved Claims.  If the Escrow Agent receives (or is deemed to have received) from New Lorus a written objection to any Claim Notice (or portion thereof) made in accordance with Section 3(a) hereof prior to the Dispute Deadline (a “Dispute Notice”), then, except as otherwise provided in Section 3(c) below, the Escrow Agent will not distribute to the Purchaser or New Lorus any of the Escrow Account that is the subject of such Dispute Notice until the Escrow Agent receives either:

(i)           a Joint Direction authorizing the release to either the Purchaser or New Lorus of all or a portion of the Escrow Account that is the subject of such Dispute Notice; or

(ii)           a copy of a final, non-appealable order of a court of competent jurisdiction (together with a legal opinion of counsel for the presenting party satisfactory to the Escrow Agent that such order is final and non-appealable) directing the release to either the Purchaser or New Lorus of all or a portion of the Escrow Account that is the subject of such Dispute Notice.

Promptly upon the Escrow Agent’s receipt (or deemed receipt) of such Joint Direction or such final order of a court (any such Joint Direction or final order of a court, a “Final Determination”) with respect to a Dispute Notice, the Escrow Agent will forthwith release from the Escrow Account and distribute or cause to be distributed (x) to the Purchaser the appropriate portion of the Escrow Account to be released to the Purchaser pursuant to such Final Determination, and (y) if applicable, to New Lorus in accordance with Section 3(d) hereof the appropriate portion of the Escrow Account not so released to the Purchaser that had been held back to cover Pending Claims (as defined below) subject to such Final Determination. In the event that New Lorus is the prevailing party in whole or in part in connection with any dispute governed by this Section 3(b), the portion of the Escrow Account that was the subject of the applicable Dispute Notice and that is not subject to release to the Purchaser or New Lorus as provided in the immediately preceding sentence will remain in the Escrow Account and will be available to satisfy subsequent claims hereunder until released in accordance with Section 3(d) hereof.  New Lorus will not object to a Claim Notice unless it in good faith believes that all or a portion (as the case may be) of the claim made under such Claim Notice is not payable to the Purchaser pursuant to the Purchase Agreement.  Any Dispute Notice will describe in reasonable detail the specific basis for any objection to the matters set forth in the Claim Notice, the portion of such claim (if less than all) which is the subject of such Dispute Notice, the method used for the delivery of such Dispute Notice and the date on which such notice will be deemed effectively given to the Escrow Agent (as determined pursuant to Section 8 hereof).  New Lorus will send a copy of any Dispute Notice to the Purchaser contemporaneously with the giving of such notice to the Escrow Agent.

(c)           Partial Release.  If any Dispute Notice includes an objection to only a portion of a claim set forth in a Claim Notice, the Escrow Agent will forthwith release from the Escrow Account and distribute or cause to be distributed to the Purchaser the amount of the Escrow Account equal to the portion of such claim for which there is no objection; provided, however, that no such partial release by the Escrow Agent will terminate or otherwise prejudice the Purchaser’s rights with respect to any amount claimed in any Claim Notice which is in excess of any amount so released.

(d)           Release of Remaining Escrow Account.  The Escrow Agent will release the Escrow Account to New Lorus as follows:

(i)           at 5:00 p.m. (Toronto time) on July 10, 2008, all of the remaining Escrow Account in excess of any amounts with respect to which any Purchaser Indemnified Party (A) is entitled to (as a result of a resolved claim), but has not yet received, disbursement from the Escrow Account pursuant to this Agreement, and (B) has in good faith asserted a claim for but not yet obtained a Final Determination pursuant to this Agreement (“Pending Claims”); and

(ii)           promptly upon resolution pursuant to Section 3(b) hereof of all Pending Claims, all of the Escrow Account that is not payable to a Purchaser Indemnified Party in accordance with such resolution.

(e)           No Limitation of Remedies.  New Lorus hereby acknowledges and agrees that the payment of all or any portion of the Escrow Account to the Purchaser pursuant to this Agreement will not limit or otherwise affect any right of indemnification that any Purchaser Indemnified Party may otherwise have pursuant to the Purchase Agreement or otherwise and that the Escrow Account does not constitute an exclusive remedy for Claims of any Purchaser Indemnified Party pursuant to the Purchase Agreement.

(f)           Termination.  This Agreement will terminate when all of the Escrow Account has been released and distributed in accordance with this Section 3.  Upon such termination, this Agreement will have no further force and effect, except that the provisions of Section 4 and Sections 8 through 16 below will survive such termination.

4.      Concerning the Escrow Agent.  Notwithstanding any other provision of this Agreement, the Escrow Agent (and each of its officers, directors, employees and agents) will:

(a)           not be liable for any action taken or omitted under this Agreement so long as it will have acted in good faith and without gross negligence or wilful misconduct;

(b)           have no responsibility to inquire into or determine the genuineness, authenticity, or sufficiency of any securities, cheques, or other documents or instruments submitted to it in connection with its duties hereunder;

(c)           be fully protected in acting or refraining from acting or relying upon any written notice, direction, request, waiver, consent, receipt or other document or instrument that the Escrow Agent in good faith reasonably believes to have been signed and presented by the authorized party or parties;

(d)           be entitled to compensation for its services hereunder as set forth on Schedule C hereto, which is made a part hereof, and for reimbursement of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of lawyers or agents which it may find necessary to engage in performance of its duties hereunder, all of such expenses, fees and disbursements to be borne equally between the Purchaser and New Lorus, and the Escrow Agent will have, and is hereby granted, a prior lien upon any property, cash, or assets of the Escrow Account, with respect to its unpaid fees and nonreimbursed out-of-pocket expenses, superior to the interests of any other persons or entities;

(e)           be obliged to provide an account or invoice only to the Purchaser and New Lorus from time to time during the term of this Agreement in connection with any services rendered by it under this Agreement on behalf of any of the parties hereto;

(f)           be entitled and is hereby granted the right to set off and deduct any unpaid fees and/or nonreimbursed out-of-pocket expenses from amounts on deposit in the Escrow Account;

(g)           be, and hereby is, jointly and severally indemnified and saved harmless by the Parties from all losses, liabilities, costs and expenses, including reasonable legal fees and expenses, which may be incurred by it as a result of its acceptance of the Escrow Amount or arising from the performance of its duties hereunder, unless such losses, liabilities, costs and expenses resulted from the bad faith,  gross negligence or wilful misconduct of the Escrow Agent, and such indemnification will survive its resignation or removal, or the termination of this Agreement;

(h)           in the event that (i) any dispute will arise between the Parties with respect to the release or disbursement of any of the assets held hereunder or (ii) the Escrow Agent will be uncertain as to how to proceed in a situation not explicitly addressed by the terms of this Agreement, whether because of conflicting demands by the Parties or otherwise, be entitled, at its option, to refuse to comply with any claims or demands on it with respect thereto as long as such dispute or uncertainty shall continue, and in so refusing, the Escrow Agent may elect to make no delivery of the Escrow Amount and any interest received thereon, other than to interplead all of the assets held hereunder into a court of competent jurisdiction, and thereafter be fully relieved from any and all liability or obligation with respect to such interpleaded assets.  The Parties further agree to pursue any redress or recourse in connection with such a dispute without making the Escrow Agent a party to same;

(i)           have only those duties as are specifically provided herein, which will be deemed purely ministerial in nature, and will under no circumstance be deemed a fiduciary for any of the parties to this Agreement.  The Escrow Agent will neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document between the Parties in connection herewith, including without limitation the Purchase Agreement.  This Agreement sets forth all matters pertinent to the escrow contemplated hereunder and no additional obligations of the Escrow Agent will be inferred from the terms of this Agreement or any other agreement.  In no event will the Escrow Agent be liable, directly or indirectly, for any damages or expenses arising out of the services provided hereunder, including for special, indirect or consequential damages, or lost profits or loss of business, other than with respect to liability, damages and/or expenses resulting from its own bad faith, gross negligence or wilful misconduct;

(j)           have the right, but not the obligation, to consult with counsel of its choice and will not be liable for action taken or omitted to be taken by the Escrow Agent either in accordance with the advice of such counsel;

(k)           have the right to perform any of its duties hereunder through agents, attorneys, custodians or nominees; and

(l)           disburse funds only to the extent that funds have been deposited with it and, for greater certainty, will not at any time have any duty to expend its own funds.

5.      Attachment of Escrow Fund; Compliance with Legal Orders.  In the event that the Escrow Account will be attached, garnished or levied upon by any court order, or the delivery thereof will be stayed or enjoined by an order of a court, or any order, judgment or decree will be made or entered by any court order affecting the Escrow Amount deposited under this Agreement, the Escrow Agent is hereby expressly authorized to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it will not be liable to any of the Parties or to any other person, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

6.      Tax Matters.  The parties agree that the Escrow Agent does not have any interest in the Escrow Amount, but is serving only as escrow agent hereunder.  All taxes in respect of earnings on the Escrow Amount will be the obligation of and will be paid when due by the recipient of such earnings, who shall indemnify and hold the Escrow Agent harmless from and against any liability arising from such taxes, including the failure to pay such taxes.  To the extent required by law, the Escrow Agent will perform its withholding, remittance and reporting obligations under the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder and any relevant provincial legislation. New Lorus represents and warrants in favour of the Escrow Agent that it is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

7.      Resignation or Removal of Escrow Agent.

(a)           The Escrow Agent may resign as such following the giving of thirty days prior written notice to the Purchaser and New Lorus.  Similarly, the Escrow Agent may be removed and replaced following the giving of thirty days prior written notice to the Escrow Agent signed by the Purchaser and New Lorus.  In either event, the duties of the Escrow Agent will, subject to its prior payment of its fees and expenses, terminate thirty days after receipt of such notice (or as of such earlier date as may be mutually agreeable); and the Escrow Agent will then deliver the balance of the Escrow Account then in its possession to a successor escrow agent as will be appointed by the Purchaser and New Lorus as evidenced by a Joint Direction filed with the Escrow Agent.

(b)           If the Purchaser and New Lorus have failed to appoint a successor escrow agent prior to the expiration of thirty days following receipt of the notice of resignation or removal, the Escrow Agent may, but will not be obligated to, appoint a successor escrow agent or petition a court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment will be binding upon all of the parties hereto.

8.      Notices.  Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To New Lorus:

Lorus Therapeutics Inc.
2 Meridian Road
Toronto, ON  M9W 4Z7

Fax No.:                      416.798.2200
Attention:                  Director of Finance

To the Purchaser:

6707157 Canada Inc.
c/o Pinnacle International Lands, Inc.
Suite 300 - 911 Homer Street
Vancouver, BC  V6B 2W6

Fax No.:                      604.688.7749
Attention:                  Vice President Finance

To the Escrow Agent:

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario, M5H 4H1

Fax: No.:                      (416) 361-0470
Attention:                   Corporate Trust Department

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

9.             Governing Law; Counterparts; Facsimile.  This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  Delivery of an executed signature page to this Agreement by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement.

10.           Amendment, Modification and Waiver.  This Agreement may be amended or modified and any term of this Agreement may be waived if such amendment, modification or waiver is in writing and signed by all parties.

11.           Assignment of Interests.  No assignment of the interest of any of the parties hereto will be binding upon the Escrow Agent unless and until written evidence of such assignment in form satisfactory to the Escrow Agent will be filed with and accepted by the Escrow Agent.

12.           Headings.  The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

13.           Extended Meanings.  In this Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

14.           Statutory References.  In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

15.           Currency.  All references to currency herein are to lawful money of Canada.

16.           Time of the Essence.  Time is of the essence of this Agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

6707157 CANADA INC.

By:	“Michael De Cotiis”
Michael De Cotiis President

LORUS THERAPEUTICS INC.

By:	“Aiping Young”
Name: Aiping Young Title:

By:	“Graham Strachan”
Name: Graham Strachan Title:

EQUITY TRANSFER & TRUST COMPANY

By:	“Derrice Richards”
Name: Derrice Richards Title: Senior Advisor

By:	“Shelley Martin”
Name: Shelley Martin Title: Corporate Trust Officer

SCHEDULE A

CERTIFICATE OF INCUMBENCY

To:           Equity Transfer & Trust Company

The undersigned, Secretary of 6707157 Canada Inc. (the “Purchaser”), a corporation incorporated under the laws of Canada, hereby certifies that the following named officer is duly appointed, qualified and acting in the capacity set forth opposite such officer’s name, and the following signature is the true and genuine signature of such officer.

Name	Title	Signature
Michael De Cotiis	President

Such officer is hereby authorized to furnish the Escrow Agent with directions on behalf of the Purchaser relating to any matter concerning the escrow agreement dated on or about the date hereof between the Purchaser, Lorus Therapeutics Inc. and Equity Transfer & Trust Company, and the monies held pursuant thereto.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incumbency to be executed this _____ day of ___________, 2007.

6707157 CANADA INC.

By:
Michael De Cotiis President

SCHEDULE B

CERTIFICATE OF INCUMBENCY

To:           Equity Transfer & Trust Company

The undersigned, Chief Executive Officer of Lorus Therapeutics Inc. (“New Lorus”), a corporation incorporated under the laws of Canada, hereby certifies that the following named officer is duly appointed, qualified and acting in the capacity set forth opposite such officer’s name and the following signature is the true and genuine signature of such officer.

Name	Title	Signature
Aiping Young	Chief Executive Officer

Such officer is hereby authorized to furnish the Escrow Agent with directions on behalf of New Lorus relating to any matter concerning the escrow agreement dated on or about the date hereof between 6707157 Canada Inc., New Lorus and Equity Transfer & Trust Company, and the monies held pursuant thereto.

IN WITNESS WHEREOF, the undersigned have caused this Certificate of Incumbency to be executed by their respective officers duly authorized this _____ day of _________, 2007.

LORUS THERAPEUTICS INC.
By:
Name: Title:

SCHEDULE C

SCHEDULE OF ESCROW FEES

[attached]

Lorus Therapeutics Inc. and 6707157 Canada Inc.
Fee Schedule
For Acting as Escrow Agent for Cash

Acceptance Fee for all services relating to the review of the draft escrow agreement and the giving of comments thereon to legal counsel, attendance at closing and the receipt of escrowed property, deposit of the escrowed property in safekeeping and the set up of the administration of the agreement. (Up to 10 hours, thereafter at $250/hour).
$ 3,000.00*

Annual Retainer Fee as escrow agent, for each year or part thereof, including the holding of the escrowed funds and one investment transaction per month.	6,500.00*

Each Additional investment purchase/sale	65.00

Releases: review of each notice, pursuant to the agreement, confirming satisfaction of the conditions for the release of funds	100.00

Disbursements, subject to a minimum of $300
each cheque	5.00
each EFT, wire transfer or certified cheque	100.00

Tax reporting, each supplementary form ($340.00 minimum)	5.00
Tax reporting, each summary	150.00

Professional Services: Fees for additional services, not previously described, will be charged on the basis of time, effort and responsibility involved.

Disbursements:

Disbursements are in addition to our fees. These may include postage, long distance telephone, telecopier, storage, couriers, stationery and photocopies.

Terms:

*Payment is due at Closing. The fees provided are effective for 2 years, after which time, we reserve the right to increase the fees based on our assessment of the work and responsibility involved in the administration of the file.

Interest on unpaid bills:

2.0% per month will be charged on any unpaid balances after 30 days. If your account is 60 days in arrears, we reserve the right to withdraw services.

Accepted this_____day of____________, 2007

LORUS THERAPEUTICS INC.

Authorized Signatory
6707157 CANADA INC.

 Authorized Signatory